Exhibit 99.1

Radware Announces Third Quarter 2016 Earnings

2016 Third Quarter Highlights

●	Revenues of $46.9 Million

●	Non-GAAP EPS of $0.04; GAAP EPS of )$0.06)

●	Cash and cash equivalents of $311 million

TEL AVIV, ISRAEL, NOVEMBER 1, 2016 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions ensuring optimal service level for applications in virtual, cloud and software defined data centers, today announced its consolidated financial results for the quarter ended September 30, 2016.

“Radware’s third quarter of 2016 was characterized by an accelerated shift towards an increased proportion of service and subscription sales, pressuring revenues in the short term, but reflecting a desired strategic transition in our business model,” said Roy Zisapel, Radware President & CEO.  “Through our unified infrastructure for delivery and security of applications, we have become a key enabler of the transition of applications to the cloud, clearly one of the most dominant technological trends today. We are also strongly positioned to benefit from the ever-evolving security threats. Events over the past few weeks highlighted the Internet of Things security risks, and we expect demand for our products to increase as new threat vectors continue to emerge. Radware enjoys a unique product portfolio with very strong technologies, which provides genuine competitive advantages in a very exciting market. I therefore have strong confidence in the Company’s growth prospects”.

Financial Highlights for the third quarter of 2016
Revenues for the third quarter of 2016 totaled $46.9 million, compared with revenues of $48.1 million for the third quarter of 2015, and revenues of $49.6 million for the second quarter of 2016.

Revenues in the Americas region were $20.0 million for the third quarter of 2016, up 4.6% from revenues of $19.1 in the third quarter of 2015. Revenues in the EMEA region were $12.2 million for the third quarter of 2016, down 5.1% from revenues of $12.9 in the third quarter of 2015. Revenues in the APAC region were $14.7 million for the third quarter of 2016, down 8.8% from revenues of $16.1 in the third quarter of 2015.

Net loss on a GAAP basis for the third quarter of 2016 was ($2.4) million or ($0.06) per share, compared with net income of $0.7 million or $0.01 per diluted share for the third quarter of 2015.

Non-GAAP net income for the third quarter of 2016 was $1.6 million or $0.04 per diluted share, compared with non- GAAP net income of $4.8 million or $0.10 per diluted share for the third quarter of 2015.

Non-GAAP results are calculated excluding the impact of the patent litigation expense, stock-based compensation, exchange rate differences, net on balance sheet items and amortization of intangible assets. A reconciliation of each of the company’s non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

As of September 30, 2016 the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $311 million. Cash used for operations in the third quarter of 2016 totaled $1.3 million.

Fourth Quarter 2016 Guidance

Fourth quarter 2016 total revenues are expected to be in a range of $50 million to $52 million. Fourth quarter 2016 non-GAAP fully diluted earnings per share are expected to be in a range of $0.03 to $0.06.

Conference Call

Radware management will host a call Tuesday, November 1, 2016 at 8:30 am ET to discuss its third quarter 2016 results and the company’s outlook for 2016.

Participants in the US call: Toll Free 866-393-4306

Participants Internationally call:  +1-734-385-2616

Conference ID:  97011227

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-404-537-3406 or (US toll-free) 855-859-2056.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, operating income, financial income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Furthermore, Radware uses a measure called “total deferred revenues” which is defined as the sum of short and long term deferred revenues on the balance sheet and uncollected billed amounts that were offset against trade receivables, and are not presented on the balance sheet. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of application delivery and cyber security solutions for virtual, cloud and software defined data centers. Its award-winning solutions portfolio delivers service level assurance for business-critical applications, while maximizing IT efficiency. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com

©2016 Radware Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	September 30,	December 31,
	2016	2015
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	38,858	33,744
Available-for-sales marketable securities	20,016	16,003
Short-term bank deposits	148,122	80,922
Trade receivables, net	21,346	26,410
Other receivables and prepaid expenses	4,297	5,042
Inventories	16,812	16,322
	249,451	178,443

Long-term investments
Available-for-sales marketable securities	75,692	87,814
Long-term bank deposits	28,187	96,643
Severance pay funds	2,812	2,724
	106,691	187,181

Property and equipment, net	27,404	26,203
Intangible assets, net	2,679	3,518
Other assets	6,739	5,473
Goodwill	30,069	30,069

Total assets	423,033	430,887

Liabilities and shareholders' equity

Current Liabilities
Trade payables	5,051	9,255
Deferred revenues	48,618	46,061
Other payables and accrued expenses	22,201	22,098
	75,870	77,414

Long-term liabilities
Deferred revenues	24,400	25,136
Other long-term liabilities	14,075	9,214
	38,475	34,350

Shareholders' equity
Share capital	662	661
Additional paid-in capital	321,338	312,784
Accumulated other comprehensive income, net of tax	505	1,257
Treasury stock, at cost	(105,761)	(94,049)
Retained earnings	91,944	98,470
Total shareholders' equity	308,688	319,123

Total liabilities and shareholders' equity	423,033	430,887

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the Three months ended		For the Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	46,863	48,059	144,873	161,310
Cost of revenues	8,558	8,506	26,099	28,290
Gross profit	38,305	39,553	118,774	133,020

Operating expenses:
Research and development, net	13,072	12,825	39,497	37,015
Selling and marketing	24,853	22,739	75,630	68,401
General and administrative	4,245	4,481	13,907	12,978
Total operating expenses	42,170	40,045	129,034	118,394

Operating income (loss)	(3,865)	(492)	(10,260)	14,626
Financial income, net	1,706	1,373	4,878	3,473
Income (loss) before taxes on income	(2,159)	881	(5,382)	18,099
Taxes on income	(288)	(220)	(1,144)	(3,793)
Net income (loss)	(2,447)	661	(6,526)	14,306

Basic net earnings (loss) per share	(0.06)	0.01	(0.15)	0.31

Weighted average number of shares used to compute basic net earnings (loss) per share	43,752,220	45,842,187	44,053,422	46,180,689

Diluted net earnings (loss) per share	(0.06)	0.01	(0.15)	0.30

Weighted average number of shares used to compute diluted net earnings (loss) per share	43,752,220	46,557,853	44,053,422	47,221,057

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the Three months ended		For the Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP gross profit	38,305	39,553	118,774	133,020
Stock-based compensation	47	30	128	99
Amortization of intangible assets	253	253	760	860
Non-GAAP gross profit	38,605	39,836	119,662	133,979

GAAP Research and development, net	13,072	12,825	39,497	37,015
Stock-based compensation	941	619	2,391	1,881
Non-GAAP Research and development, net	12,131	12,206	37,106	35,134

GAAP selling and marketing	24,853	22,739	75,630	68,401
Stock-based compensation	1,256	1,005	3,918	2,911
Amortization of intangible assets	27	29	79	95
Non-GAAP selling and marketing	23,570	21,705	71,633	65,395

GAAP general and administrative	4,245	4,481	13,907	12,978
Stock-based compensation	434	790	1,862	2,182
Litigation related charges	889	868	3,486	2,639
Non-GAAP general and administrative	2,922	2,823	8,559	8,157

GAAP total operating expenses	42,170	40,045	129,034	118,394
Stock-based compensation	2,631	2,414	8,171	6,974
Amortization of intangible assets	27	29	79	95
Litigation related charges	889	868	3,486	2,639
Non-GAAP total operating expenses	38,623	36,734	117,298	108,686

GAAP operating income (loss)	(3,865)	(492)	(10,260)	14,626
Stock-based compensation	2,678	2,444	8,299	7,073
Amortization of intangible assets	280	282	839	955
Litigation related charges	889	868	3,486	2,639
Non-GAAP operating income (loss)	(18)	3,102	2,364	25,293

GAAP finance income	1,706	1,373	4,878	3,473
Exchange rate differences, net on balance sheet items included in financial income	176	535	333	1,059
Non-GAAP finance income	1,882	1,908	5,211	4,532

GAAP income (loss) before taxes on income	(2,159)	881	(5,382)	18,099
Stock-based compensation	2,678	2,444	8,299	7,073
Amortization of intangible assets	280	282	839	955
Litigation related charges	889	868	3,486	2,639
Exchange rate differences, net on balance sheet items included in financial income	176	535	333	1,059
Non-GAAP income before taxes on income	1,864	5,010	7,575	29,825

GAAP net income (loss)	(2,447)	661	(6,526)	14,306
Stock-based compensation	2,678	2,444	8,299	7,073
Amortization of intangible assets	280	282	839	955
Litigation related charges	889	868	3,486	2,639
Exchange rate differences, net on balance sheet items included in financial income	176	535	333	1,059
Non GAAP net income	1,576	4,790	6,431	26,032

GAAP Net income (loss) per diluted share	(0.06)	0.01	(0.15)	0.30
Stock-based compensation	0.06	0.05	0.19	0.15
Amortization of intangible assets	0.01	0.01	0.02	0.02
Litigation related charges	0.02	0.02	0.08	0.06
Exchange rate differences, net on balance sheet items included in financial income	0.01	0.01	0.01	0.02
Non GAAP Net income per diluted share	0.04	0.10	0.15	0.55

Weighted average number of shares used to compute diluted net earnings (loss) per share	44,077,078	46,557,853	44,260,343	47,221,057

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	(2,447)	661	(6,526)	14,306
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,614	2,437	7,709	6,990
Stock based compensation	2,678	2,444	8,299	7,073
Gain from sale of available-for-sale marketable securities	(651)	(717)	(1,778)	(1,140)
Amortization of premium, accretion of discounts and accrued interest on available-for- sale marketable securities	385	767	1,277	2,688
Accrued interest on bank deposits	201	(519)	(455)	(1,350)
Increase (decrease) in accrued severance pay, net	(51)	84	290	125
Decrease (increase) in trade receivables, net	4,711	(423)	5,064	1,456

Decrease (increase) in other current assets and prepaid expenses and deferred income taxes, net	149	(1,852)	(260)	(2,681)
Decrease (increase) in inventories	(631)	(78)	(490)	453
Decrease in trade payables	(1,036)	(1,288)	(4,204)	(3,791)
Increase (decrease) in deferred revenues	(6,773)	(5,101)	1,821	(2,154)
Increase (decrease) in other payables and accrued expenses	(421)	1,115	4,512	2,202
Excess tax benefit from stock-based compensation	0	(230)	74	(690)
Net cash provided by (used in) operating activities	(1,272)	(2,700)	15,333	23,487

Cash flows from investing activities:

Purchase of property and equipment	(2,561)	(3,518)	(8,071)	(10,718)
Investment in other long-term assets, net	(3)	(33)	0	(84)
Proceeds from sale, investment in bank deposits, net	16,097	2,958	1,708	(37,887)
Proceeds from sale, redemption of and purchase of available-for-sale marketable securities ,net	4,339	19,706	7,600	36,224
Net cash provided by (used in) investing activities	17,872	19,113	1,237	(12,465)

Cash flows from financing activities:

Proceeds from exercise of stock options	330	868	330	8,571
Excess tax benefit from stock-based compensation	0	230	(74)	690
Repurchase of shares	0	(24,780)	(11,712)	(44,507)
Net cash provided by (used in) financing activities	330	(23,682)	(11,456)	(35,246)

Increase (decrease) in cash and cash equivalents	16,930	(7,269)	5,114	(24,224)
Cash and cash equivalents at the beginning of the period	21,928	28,024	33,744	44,979
Cash and cash equivalents at the end of the period	38,858	20,755	38,858	20,755